Exhibit 99.(a)(1)(xiv)

May 7, 2018

Dear Stockholder,

The enclosed tender offer materials, including the Offer to Purchase, dated May 1, 2018 (the “Offer to Purchase”), and the Letter of Transmittal for Former Participants of the AbbVie 2013 Employee Stock Purchase Plan for Non-U.S. Employees (the “Letter of Transmittal”), require your immediate attention.  The tender offer materials describe an offer by AbbVie Inc. (the “Company”) to purchase up to $7,500,000,000 of its common stock, par value $0.01 per share (the “Shares”), at a purchase price of not greater than $114 nor less than $99 per Share (the “Offer”). You are entitled to participate in the Offer on the same basis as other AbbVie shareholders with respect to Shares relating to  the AbbVie 2013 Employee Stock Purchase Plan for Non-U.S. Employees (the “ESPP”).  However, you must provide your instructions to Broadridge, the tabulator.

The number of Shares relating to the ESPP that you own as of May 1, 2018 is set forth on the first page of the Letter of Transmittal.

If you wish to tender your Shares relating to the ESPP, you will need to complete the enclosed Letter of Transmittal and return it to Broadridge in the enclosed return envelope so that it is RECEIVED by 1:00 p.m., New York City Time, on May 23, 2018, unless the Offer is extended, in which case the deadline for receipt of instructions will, to the extent feasible, be 3 business days prior to the new Offer expiration date.  If you do not provide directions to the tabulator on a timely basis, you will be deemed to have elected not to participate in the Offer and none of your Shares will be tendered.

YOU DO NOT NEED TO DO ANYTHING IF YOU DO NOT WISH TO PARTICIPATE IN THE OFFER.  IN THAT CASE, YOU WILL CONTINUE TO OWN YOUR SHARES.

Please speak to an independent personal financial or tax advisor if you wish to consider the Offer.

Yours sincerely,

AbbVie Inc.